Exhibit 99.2
Navios Maritime Acquisition Corporation Announces Pricing of $105.0 Million 8 5/8%
First Priority Ship Mortgage Notes Due 2017
PIRAEUS, GREECE, May 12, 2011 — Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) announced today that the Company and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary, priced $105.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Notes”) at 102.25% plus accrued interest from May 1, 2011. The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.
The Notes are identical to the $400.0 million of notes issued in October 2010 (the “Existing Notes”) and will be secured by first priority ship mortgages on seven very large crude carrier (“VLCC”) vessels (including a newbuilding VLCC expected to be delivered in June 2011) owned by certain subsidiary guarantors. On the issue date of the Notes, each of Navios Acquisition’s direct and indirect subsidiaries will guarantee the Notes. The Notes and the Existing Notes will be treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Notes will rank evenly with the Existing Notes. Since the Existing Notes have been registered under the Securities Act, the Notes and the Existing Notes will have different CUSIP numbers. Following the consummation of the exchange offer for the Notes, it is expected that the Notes and the Existing Notes will have the same CUSIP number.
The sale of the Notes is expected to be consummated on May 26, 2011, subject to customary closing conditions. The net proceeds of the offering are intended to be used to finance the acquisition of the VLCC scheduled for delivery in June 2011.
The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there be any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
SOURCE: Navios Maritime Acquisition Corporation